



Susan Gates (She/Her) · 3rd

Co-Founder and CMO at TheWMarketplace

- TheWMarketplace

- Columbia University - School of International and Public Affairs

Seattle, Washington, United States · **Contact info**

500+ connections

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About

Launched TheWMarketplace in 2020 in response to the disproportionate effect that the pandemic was having on women's employment and economic health. TheWMarketplace is the only marketplace of women-owned products AND services. Women entrepreneurs can find a national audience for their ...see more

Activity

539 followers

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Thank you, Israel Serna ! ❤️

👍 🤗 13 · 3 comments

Posted · 1w · 🌐



#facebook - where sports bras are sexually suggestive but insurrection is a-okay! 🤦‍♀️ Profoundly frustrating that there are few alternatives to reaching customers. We are shifting our ...show more

 13 · 3 comments

Reshared From Natalie Madeira Cofield • 2w • 🌐
This is fantastic news. Our economy won't recover fully unless we support
#womenentrepreneurs ! We have loved working with the SBA affilia ...show more

> **The federal government is making a new investment in women-...**
> 19thnews.org • 5 min read

 11 · 2 comments

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Experience



Co-Founder/CMO
TheWMarketplace · Full-time
Jul 2020 - Present · 1 yr 6 mos
Seattle, Washington, United States

TheWMarketplace is the economic engine for women that enables us to shop our values by purchasing from women-owned business ...see more

Specialty Coffee Association
6 yrs 11 mos

National Account Executive
Sep 2013 - Jul 2020 · 6 yrs 11 mos
Seattle, WA

Managed advertising and sponsorship sales for coffee trade association. Delivered high touch sponsorships and managed all aspects of print and

Sales Director
Sep 2013 - Jul 2020 · 6 yrs 11 mos
Seattle, Washington



National Sales Manager
Kerry Group
2004 - 2006 · 2 yrs 1 mo

Managed national accounts within Kerry US branded beverage sector, delivering increased sales

International Sales Manager

Da Vinci Gourmet · Full-time

Sep 2003 - Dec 2004 · 1 yr 4 mos

Seattle, WA

Managed Da Vinci's Gourmet's international sales through acquisition process while growing sales and maintaining team based in the US and in

Director of Business Planning

FluencyGroup, Inc.

Oct 2002 - May 2003 · 8 mos

Seattle, WA

Directed international business development efforts of startup English fluency tech business. Established opportunities in major markets.

See all 8 experiences

Education



Columbia | SIPA

Masters in International Affairs, International Trade

1992 - 1994

University of Washington

Bachelor of Arts in International Studies, International Political Economy

1985 - 1990

Skills

Sales · 11

 Endorsed by Hannah Gossack who is highly skilled at this

International Trade · 9

 Endorsed by Arica Young, LEED AP BD-C who is highly skilled at this

International Sales · 6

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Interests

Influencers   **Companies**   **Schools**



Carla Harris in · 3rd

Vice Chairman and Managing Director at Morgan Stanley

306,694 followers

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Doug McMillon in · 3rd

President & CEO at Walmart Inc.

1,019,010 followers

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